UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Axcan Pharma Inc.
                                -----------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    054923107
                                    ---------
                                 (CUSIP Number)

                                 October 15, 2002
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [X]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                              Exhibit Index: Page 8

                                    SCHEDULE 13G
CUSIP NO. 054923107                                           Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

             INVESTOR GROWTH CAPITAL LIMITED (f/k/a Investor (Guernsey) Limited)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                         GUERNSEY

  Number of                 5
   Shares                              Sole Voting Power
 Beneficially                                 0
Owned by Each               6
                                       Shared Voting Power
  Reporting                                   2,333,334
  Person With               7
                                       Shared Dispositive Power
                                              0

                            8          Shared Dispositive Power
                                              2,333,334


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              2,333,334

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [ ]

11       Percent of Class Represented By Amount in Row (9)

                              6.07%

12       Type of Reporting Person (See Instructions)
                              OO

                                    SCHEDULE 13G
CUSIP NO. 054923107                                          Page 3 of 11 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                               a.    [ ]
                               b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                        SWEDEN

  Number of               5
   Shares                            Sole Voting Power
 Beneficially                               0
Owned by Each             6          Shared Voting Power
                                            3,333,334
  Reporting
 Person With              7          Shared Dispositive Power
                                            0

                          8          Shared Dispositive Power
                                            3,333,334

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                              3,333,334

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                      [ ]

11       Percent of Class Represented By Amount in Row (9)

                               8.68%

12       Type of Reporting Person (See Instructions)

                               OO

                                                              Page 4 of 11 Pages


Item 1(a)         Name of Issuer:

                  Axcan Pharma Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  597 Laurier Boulevard, Mont St-Hilaire, Quebec, Canada J3H 6C4

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Investor Growth Capital Limited (f/k/a Investor (Guernsey) Limited), ("Investor Growth") and

                  (ii) Investor AB, a publicly held Swedish company ("Investor AB").

         This Statement relates to the Shares (as defined herein) held for the account of Investor Growth and a limited partnership of which Investor AB serves as the ultimate general partner (the "Fund"). Investor Growth is a wholly-owned subsidiary of a Swedish company, which is a wholly-owned subsidiary of Investor AB.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

         The address and principal business office of Investor Growth is National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands GYI, 4PW. The address and principal business office of Investor AB is Arsenalsgatan 8c, S-103 32 Stockholm, Sweden.

Item 2(c)         Citizenship:

                  (i)       Investor Growth is a Guernsey company and

                  (ii)      Investor AB is a publicly held Swedish company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value (the "Shares").

Item 2(e)         CUSIP Number:

                  054923107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                              Page 5 of 11 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of October 14, 2002, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Investor Growth may be deemed the beneficial owner of 2,333,334 Shares held for its account.

                  (ii) Investor AB may be deemed the beneficial owner of 3,333,334 Shares. This number includes (A) 2,333,334 Shares held for the account of Investor Growth and
                           (B) 1,000,000 Shares held for the account of the Fund.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Investor Growth may be deemed to be the beneficial owner constitutes approximately 6.07% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Investor AB may be deemed to be the beneficial owner constitutes approximately 8.68% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Investor Growth
---------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or to direct the vote:                       2,333,334

(iii) Sole power to dispose or to direct the disposition of of:                0

(iv) Shared power to dispose or to direct the disposition of:          2,333,334

Investor AB
-----------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or to direct the vote                        3,333,334

(iii) Sole power to dispose or to direct the disposition of:                   0

(iv) Shared power to dispose or to direct the disposition of:          3,333,334


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                                             Page 6 of 11 Pages


Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                  (i) The shareholders of Investor Growth, including Investor AB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Investor Growth in accordance with their ownership interests in Investor Growth.

                  (ii) The partners of the Fund, including Investor AB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Investor Growth in accordance with their ownership interests in Investor Growth.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 7 of 11 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 15, 2002                          INVESTOR GROWTH CAPITAL LIMITED
                                                 (f/k/a Investor Growth Ltd.)



                                                 By:/s/ Michael Oporto
                                                   -----------------------------
                                                   Michael Oporto
                                                   Attorney-in-Fact



                                                 By:/s/ Borje Ekholm
                                                   -----------------------------
                                                   Borje Ekholm
                                                   Attorney-in-Fact


Date:  Ocotber 15, 2002                          INVESTOR AB


                                                 By:/s/ Michael Oporto
                                                   -----------------------------
                                                   Michael Oporto
                                                   Attorney-in-Fact



                                                 By: /s/ Borje Ekholm
                                                   -----------------------------
                                                   Borje Ekholm
                                                   Attorney-in-Fact

                                                              Page 8 of 11 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Joint Filing  Agreement,  dated as of October 15, 2002, by
     and  between   Investor  AB  and  Investor   Growth  Capital
     Limited......................................................           9

B.   Power of  Attorney,  dated  December  13,  2000,  granted by
     Investor  AB in favor  of  Borje  Ekholm,  Henry  Gooss  and
     Michael Oporto...............................................          10

C.   Power of  Attorney,  dated  February  20,  2001,  granted by
     Investor  Growth  Capital  Limited in favor of Borje Ekholm,
     Henry Gooss and Michael Oporto...............................          11

                                                              Page 9 of 11 Pages


                                   SIGNATURES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13G with respect to the Common Stock of Axcan Pharma Inc., dated as of October 15, 2002 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  October 15, 2002                          INVESTOR GROWTH CAPITAL LIMITED
                                                 (f/k/a Investor Growth Ltd.)

                                                 By:/s/ Michael Oporto
                                                   -----------------------------
                                                   Michael Oporto
                                                   Attorney-in-Fact


                                                 By:/s/Borjet Ekholm
                                                   -----------------------------
                                                   Borje Ekholm
                                                   Attorney-in-Fact


Date:  October 15, 2002                          INVESTOR AB


                                                 By:/s/Michael Oporto

                                                   -----------------------------
                                                   Michael Oporto
                                                   Attorney-in-Fact




                                                 By:/s/ Borje Ekholm
                                                   -----------------------------
                                                   Borje Ekholm
                                                   Attorney-in-Fact

                                                            Page 10 of 11 Pages




                                    EXHIBIT B

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, INVESTOR AB, hereby makes, constitutes and appoints each of BORJE EKHOLM, HENRY GOOSS and MICHAEL OPORTO, acting individually, as its agent and attorney-in-fact for the limited purpose outlined below. Any two of the appointed agents and attorneys-in-fact acting jointly are hereby authorized to execute in the name of the undersigned all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 13th day of December, 2000.

                                  INVESTOR AB

                                  By:/s/ Marcus Wallenberg
                                    ----------------------------------
                                  Name:  Marcus Wallenberg
                                  Title:  President and Chief Executive Officer


                                  By: /s/ Lars Wedenborn
                                      --------------------------------
                                  Name:  Lars Wedenborn
                                  Title:  President and Chief Executive Officer

                                                             Page 11 of 11 Pages


                                    EXHIBIT C

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, INVESTOR GROWTH CAPITAL LIMITED, hereby makes, constitutes and appoints each of BORJE EKHOLM, HENRY GOOSS and MICHAEL OPORTO, acting individually, as its agent and attorney-in-fact for the limited purpose outlined below. Any two of the appointed agents and attorneys-in-fact acting jointly are hereby authorized to execute in the name of the undersigned all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 20th day of February, 2001.

                                                 INVESTOR GROWTH CAPITAL LIMITED

                                                 By:/s/ David C. Jeffreys
                                                    -----------------------
                                                    Name:  Mr. D. Jeffreys
                                                    Title:  Managing Director A


                                                 By: Marcel van Lochem
                                                    ----------------------------
                                                     Name:  Mr. M. van Lochem
                                                     Title:  Managing Director B